UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AKOUOS, INC.

(Name of Subject Company)

AKOUOS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00973J 101

(CUSIP Number of Class of Securities)

Emmanuel Simons, Ph.D., M.B.A.

President and Chief Executive Officer

Akouos, Inc.

645 Summer Street

Suite 200

Boston, Massachusetts 02210

(857) 410-1818

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rosemary G. Reilly, Esq. Joseph Conahan, Esq. Andrew Bonnes, Esq. Molly Fox, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000	Karoline K. Shair, Ph.D., J.D. Chief Legal Officer Akouos, Inc. 645 Summer Street Suite 200 Boston, Massachusetts 02210 (857) 410-1818

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Akouos, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2022 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), in exchange for (i) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the SEC on October 31, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

As previously disclosed, on October 31, 2022, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Akouos, Inc., et al., Case No. 1:22-cv-9313 (the “O’Dell Complaint”). On November 10, 2022, Brian Dixon, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Dixon v. Akouos, et al., Case No. 1:22-cv-01479-UNA (the “Dixon Complaint” and, together with the O’Dell Complaint, the “Complaints”). The Company also received (a) one demand letter on November 3, 2022, sent on behalf of Alex Ciccotelli, a purported stockholder of the Company (the “Ciccotelli Demand”), (b) two demand letters on November 8, 2022, sent on behalf of Marc Waterman (the “Waterman Demand”) and Christopher Scott (the “Scott Demand”), each a purported stockholder of the Company, (c) two demand letters on November 9, 2022, sent on behalf of James Ayer (the “Ayer Demand”) and Tim Chase (the “Chase Demand”), each a purported stockholder of the Company, (d) two demand letters on November 10, 2022, sent on behalf of David Elliot (the “Elliot Demand”) and Miriam Nathan (the “Nathan Demand”), each a purported stockholder of the Company, and (e) one demand letter on November 11, 2022, sent on behalf of Sean Riley (the “Riley Demand” and, together with the Ciccotelli Demand, the Waterman Demand, the Scott Demand, the Ayer Demand, the Chase Demand, the Elliot Demand and the Nathan Demand, the “Demands”).

The Company believes that the allegations in the Complaints and the Demands lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed-out text~~.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the paragraph that overlaps pages 25 and 26 under the heading “Background of the Offer” as follows:

“On October 17, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. On October 17, 2022, representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the Offer Price and the Merger Consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 17, 2022 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of the Financial Advisor to the Company Board”. Centerview then advised the Company Board that there had been no changes to its relationships disclosure with respect to potentially interested parties, previously received by the Company Board on June 15, 2022. Representatives of WilmerHale then reviewed with the Company Board the changes to the terms of the Merger Agreement and CVR Agreement, which were each shared with the Board, from the prior drafts that had been presented to the Company Board at the October 16, 2022 meeting. At the conclusion of these discussions, after consideration of the matters presented, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the holders of the Shares, (ii) duly authorized and approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. There were no discussions between Parent and Mr. Simons regarding Mr. Simons’ potential employment arrangements or compensation at any time prior to such action by the Company Board.”

•

By amending and restating the paragraph that overlaps pages 34 and 35 under the heading “Opinion of the Financial Advisor to the Company Board – Selected Precedent Transactions Analysis” as follows: “Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $150 million to

$400 million for the Company. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it the Company’s forecasted estimated net cash of $169 million as of September 30, 2022, as set forth in the Forecasts, and dividing by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 36.9 million Shares outstanding and, using the treasury stock method ~~basis and~~, taking into account the dilutive impact of approximately 5.7 million outstanding Company Stock Options with a weighted average exercise price of $9.94, as directed by the Company’s management) as of October 14, 2022 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of $8.35 to $14.50, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $14.31 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

•	By amending and restating the second paragraph under the heading “Opinion of the Financial Advisor to the Company Board – Discounted Cash Flow Analysis” on page 35 as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2022 using discount rates ranging from 15% to 17% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2022 and ending on December 31, 2046, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by Company management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 25% year over year (with the exception of platform and overhead research and development and general and administrative cash flows for which a 0% perpetuity growth rate was applied), (iii) tax savings from usage of the Company’s federal net operating losses of $146 million as of December 31, 2021 and future losses, as set forth in the Forecasts and (b) adding to the foregoing results the Company’s estimated net cash of $169 million as of September 30, 2022, plus an assumed equity raise of $75 million in 2022 as set forth in the Forecasts, and the net present value of the estimated costs of a $125 million equity raise in 2023, a $300 million equity raise in 2025, a $300 million equity raise in 2028, a $300 million equity raise in 2030, and a $300 million equity raise in 2031, as set forth in the Forecasts. See “Certain Company Management Forecasts.” Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (~~determined~~ calculated based on approximately 36.9 million Shares outstanding and, using the treasury stock method ~~basis and~~, taking into account the dilutive impact of approximately 5.7 million outstanding Company Stock Options with a weighted average exercise price of $9.94, as directed by the Company’s management) as of October 14, 2022 and as set forth in the Internal Data, taking into account the expected dilution associated with the assumed equity raise of $75 million in 2022, as set forth in the Forecasts, resulting in a range of implied equity values per Share of $6.50 to $10.10, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $14.31 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

•	By amending and restating the language under the heading “Opinion of the Financial Advisor to the Company Board – Other Factors” on pages 35 and 36 in its entirety as follows:

“Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended October 17, 2022 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of $2.46 to $9.82 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of October 17, 2022, which indicated low and high stock price targets for the Company ranging from $4.00 to $35.00 per Share, with the median of such price targets being $18.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, announced since 2018 that Centerview, based on its experience and professional judgment, deemed relevant to consider, including certain of the transactions set forth above in “— Opinion of the Financial Advisor to the Company Board — Summary of Centerview Financial Analysis — Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction, in each case excluding any contingent payments, to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 70% to 100% to the Company’s closing stock price on October 17, 2022 (the last trading day before the public announcement of the Transactions), of $7.01, which resulted in an implied price range of $11.90 to $14.00 per Share, rounded to the nearest $0.05.”

•	By amending and restating the entirety of page 38 as follows:

“The Forecasts are summarized below:

($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue	—	—	—	—	—	—	—	—	—	$80	$177	$150	$967	$1,032	$1,874	$2,342	$2,523	$2,611	$2,570	$2,277	$1,891	$1,474	$1,315	$1,058	$998
Gross Profit	—	—	—	—	—	—	—	—	—	$58	$148	$97	$716	$827	$1,425	$1,721	$1,809	$1,733	$1,607	$1,427	$1,208	$942	$872	$699	$725
Total Research & Development Expense	($64)	($72)	($68)	($57)	($61)	($63)	($66)	($74)	($75)	($107)	($94)	($86)	($46)	($37)	($38)	($33)	($31)	($30)	($30)	($30)	($30)	($30)	($31)	($31)	($31)
Total Sales & Marketing Expense	—	—	—	—	—	—	—	—	($8)	($16)	($37)	($53)	($77)	($140)	($200)	($235)	($251)	($299)	($266)	($217)	($187)	($147)	($142)	($118)	($119)
Total General & Administrative Expense	($43)	($32)	($40)	($40)	($35)	($35)	($36)	($38)	($25)	($38)	($39)	($51)	($77)	($77)	($145)	($165)	($168)	($181)	($180)	($153)	($131)	($107)	($97)	($81)	($76)
Earnings Before Interest and Taxes (“EBIT”)(1)	($107)	($104)	($108)	($97)	($96)	($98)	($102)	($111)	($109)	($103)	($23)	($93)	$516	$574	$1,043	$1,287	$1,358	$1,223	$1,131	$1,026	$860	$658	$602	$470	$499
Net Interest Income / (Expense)	2	0	2	4	3	2	4	3	5	7	7	6	10	16	24	34	45	56	65	75	83	89	95	100	105

Taxes paid	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(25)	(149)	(278)	(295)	(269)	(251)	(231)	(198)	(157)	(146)	(120)	(127)

Net Income	($104)	($103)	($107)	($93)	($93)	($96)	($98)	($108)	($103)	($95)	($16)	($87)	$504	$565	$918	$1,044	$1,108	$1,010	$945	$870	$745	$590	$551	$450	$477

(1)	“EBIT” is gross profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

In addition, at the direction of Company management, Centerview calculated, from the Forecasts, which were approved for use by the Company Board, and based on information and assumptions provided by Company management, unlevered free cash flow as set forth below, which has been reviewed and approved by Company management for use by Centerview in connection with its financial analyses and rendering the fairness opinion.

($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
EBIT	($107)	($104)	($108)	($97)	($96)	($98)	($102)	($111)	($109)	($103)	($23)	($93)	$516	$574	$1,043	$1,287	$1,358	$1,223	$1,131	$1,026	$860	$658	$602	$470	$499
Less: Tax Expense (if Profitable) (1)	—	—	—	—	—	—	—	—	—	—	—	—	(108)	(121)	(219)	(270)	(285)	(257)	(238)	(216)	(181)	(138)	(126)	(99)	(105)
Plus: Depreciation & Amortization	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	3	3	3	3
Less: Capital Expenditures	(12)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)
Less: Change in Net Working Capital	—	—	—	—	—	—	—	—	—	(10)	(12)	3	(102)	(8)	(105)	(58)	(23)	(11)	5	37	48	52	20	32	8
Unlevered Free Cash Flow (2)	($107)	($104)	($108)	($97)	($96)	($98)	($102)	($111)	($109)	($112)	($35)	($89)	$306	$445	$719	$959	$1,050	$955	$899	$847	$728	$572	$496	$404	$402
Impact from Net Operating Loss Usage	—	—	—	—	—	—	—	—	—	—	—	—	87	96	89	—	—	—	—	—	—	—	—	—	—

(1)	Assumes tax rate of 21%.
(2)	“Unlevered Free Cash Flow” is EBIT less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022	Akouos, Inc.

	By:	/s/ Emmanuel Simons
Name: Emmanuel Simons
Title: President and Chief Executive Officer